Exhibit 99.1

3 October 2019

Motif Bio plc

(“Motif Bio”, or “the Company”)

Change of Adviser

Motif Bio plc (AIM/NASDAQ: MTFB) is pleased to announce the appointment of SP Angel Corporate Finance LLP as nominated adviser and sole corporate broker with immediate effect.

AIM Rule 17 Disclosure

In accordance with AIM Rule 17 and Schedule Two (g) sub-paragraph (v) of the AIM Rules for Companies (the “AIM Rules”), the Company has been informed by Dr. Mary Lake Polan, Non-executive Director, that NovaTract Surgical, Inc. a US company of which Dr. Polan was a Director, entered into liquidation in 2015.

Update to disclosures required by Schedule 2(g) of the AIM Rules

In addition to the directorships disclosed in the Company's admission document dated 27 March 2015, directors of the Company were, or had been in the past five years, at that time, directors of the following companies:

Director	Current Directorships	Directorships held within the past 5 years

Jonathan Gold	Subotnick House	N/A

In addition to the past directorships disclosed in the announcement of the appointment of Andrew Powell on 26 April 2019, Andrew Powell had, at that time, been in the past five years a director of the following companies:

Intermune UK Limited

Intermune UK & I Limited

Intermune Holdings Limited

Intermune Bristol Limited

Medivation Europe Limited

The person responsible for the release of this announcement on behalf of Motif Bio plc is Jonathan Gold, Interim Chief Financial Officer.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

For further information, please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

SP Angel Corporate Finance LLP (NOMAD & BROKER)	+44 (0)20 3470 0470
David Hignell/Caroline Rowe (Corporate Finance) Vadim Alexandre/Abigail Wayne (Sales & Broking)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Lianne Cawthorne	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) Motif Bio’s ability to obtain shareholder approval in connection with the Proposed Restructuring, (ii) Motif Bio’s ability to execute the Proposed Capital Raise and Proposed Restructuring (iii) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (iv) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (v) Motif Bio’s ability to successfully commercialise its product candidates, (vi) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (vii) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (viii) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (ix) the potential clinical utility and benefits of Motif Bio’s product candidates, (x) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (xi) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (xii) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xiii) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 15, 2019, which is available on the SEC’s web site, www.sec.gov. Additionally, there can be no assurance that Motif Bio will regain compliance with Nasdaq rules or maintain its ADS listing on Nasdaq. Motif Bio undertakes no obligation to update or revise any forward-looking statements